EXHIBIT 99.1

Costamare Inc. Declares Quarterly Dividend on Its Preferred and Common Stock

MONACO, April 02, 2025 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company”) (NYSE: CMRE) has declared cash dividends of US $0.476563 per share on its 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock (the “Series B Preferred Stock”) (NYSE: CMRE PR B), US $0.531250 per share on its 8.50% Series C Cumulative Redeemable Perpetual Preferred Stock (the “Series C Preferred Stock”) (NYSE: CMRE PR C) and US $0.546875 per share on its 8.75% Series D Cumulative Redeemable Perpetual Preferred Stock (the “Series D Preferred Stock”) (NYSE: CMRE PR D). The dividend for the Series B Preferred Stock, the Series C Preferred Stock and the Series D Preferred Stock is for the period from January 15, 2025 to April 14, 2025. The dividend will be paid on April 15, 2025 to all holders of record as of April 14, 2025 of Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock.

The Company has also declared a quarterly dividend on its common stock of US $0.115 per share for the quarter ended March 31, 2025. The dividend for the common stock is payable on May 6, 2025, to holders of record of common stock as of April 17, 2025.

The declaration of a dividend is subject to the discretion of the Board of Directors of the Company, and accordingly will depend on, among other things, the Company’s earnings, financial condition and cash requirements and availability, the Company’s ability to obtain debt and equity financing on acceptable terms as contemplated by the Company’s growth strategy, the restrictive covenants in the Company’s existing and future debt instruments and global economic conditions.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships and dry bulk vessels for charter. The Company has 51 years of history in the international shipping industry and a fleet of 68 containerships, with a total capacity of approximately 513,000 TEU and 38 owned dry bulk vessels with a total capacity of approximately 3,016,000 DWT (including one vessel we have agreed to sell). The Company also has a dry bulk operating platform which charters in/out dry bulk vessels, enters into contracts of affreightment, forward freight agreements and may also utilize hedging solutions. Furthermore, the Company participates in a lease financing business. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development, Investor Relations

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com